Securities and Exchange Commission

Washington, D.C. 20549

Schedule 13G

(Rule 13d-102)

Information to be Included in Statements Filed Pursuant

to § 240.13d-1(b), (c) and (d) and Amendments Thereto Filed

Pursuant to § 240.13d-2

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No.     )*

DiDi Global Inc.

(Name of Issuer)

Class A Ordinary Shares

(Title of Class of Securities)

23292E108

(CUSIP Number)

December 31, 2021

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 23292E108	Schedule 13G	Page 1 of 10

1	Names of Reporting Persons SB Investment Advisers (UK) Limited
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization England and Wales

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 242,115,016
	6	Shared Voting Power 0
	7	Sole Dispositive Power 242,115,016
	8	Shared Dispositive Power 0

9	Aggregate Amount Beneficially Owned by Each Reporting Person 242,115,016
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares Not Applicable
11	Percent of Class Represented by Amount in Row 9 20.5%
12	Type of Reporting Person CO

CUSIP No. 23292E108	Schedule 13G	Page 2 of 10

1	Names of Reporting Persons Softbank Vision Fund L.P.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization Jersey

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 242,115,016
	6	Shared Voting Power 0
	7	Sole Dispositive Power 242,115,016
	8	Shared Dispositive Power 0

9	Aggregate Amount Beneficially Owned by Each Reporting Person 242,115,016
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares Not Applicable
11	Percent of Class Represented by Amount in Row 9 20.5%
12	Type of Reporting Person PN

CUSIP No. 23292E108	Schedule 13G	Page 3 of 10

1	Names of Reporting Persons SVF Holdings (UK) LLP
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization England and Wales

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 242,115,016
	6	Shared Voting Power 0
	7	Sole Dispositive Power 242,115,016
	8	Shared Dispositive Power 0

9	Aggregate Amount Beneficially Owned by Each Reporting Person 242,115,016
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares Not Applicable
11	Percent of Class Represented by Amount in Row 9 20.5%
12	Type of Reporting Person PN

CUSIP No. 23292E108	Schedule 13G	Page 4 of 10

1	Names of Reporting Persons SVF Holdings (Singapore) Pte. Ltd.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization Singapore

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 242,115,016
	6	Shared Voting Power 0
	7	Sole Dispositive Power 242,115,016
	8	Shared Dispositive Power 0

9	Aggregate Amount Beneficially Owned by Each Reporting Person 242,115,016
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares Not Applicable
11	Percent of Class Represented by Amount in Row 9 20.5%
12	Type of Reporting Person CO

CUSIP No. 23292E108	Schedule 13G	Page 5 of 10

1	Names of Reporting Persons SVF XKI Subco (Singapore) Pte. Ltd.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization Singapore

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 242,115,016
	6	Shared Voting Power 0
	7	Sole Dispositive Power 242,115,016
	8	Shared Dispositive Power 0

9	Aggregate Amount Beneficially Owned by Each Reporting Person 242,115,016
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares Not Applicable
11	Percent of Class Represented by Amount in Row 9 20.5%
12	Type of Reporting Person CO

CUSIP No. 23292E108	Schedule 13G	Page 6 of 10

ITEM 1. (a) Name of Issuer:

DiDi Global Inc. (the “Issuer”).

(b)	Address of Issuer’s Principal Executive Offices:

No. 1 Block B, Shangdong Digital Valley, No. 8 Dongbeiwang West Road, Haidian District, Beijing, People’s Republic of China

ITEM 2. (a) Name of Person Filing:

Each of the following is hereinafter individually referred to as a “Reporting Person” and collectively as the “Reporting Persons.” This statement is filed on behalf of:

SB Investment Advisers (UK) Limited (“SBIA UK”)

SoftBank Vision Fund LP

SVF Holdings (UK) LLP

SVF Holdings (Singapore) Pte. Ltd.

SVF XKI Subco (Singapore) Pte. Ltd.

(b)	Address or Principal Business Office:

The address for each of SBIA UK and SVF Holdings (UK) LLP is 69 Grosvenor Street, London W1K 3JP, United Kingdom. The address for SoftBank Vision Fund LP is Aztec Group House 11-15 Seaton Place, St. Helier, Jersey, JE4 0QH. The address for each of SVF Holdings (Singapore) Pte. Ltd. and SVF XKI Subco (Singapore) Pte. Ltd. is 138 Market Street #27-01A, Capitagreen, Singapore 048946.

(c)	Citizenship of each Reporting Person is:

SBIA UK and SVF Holdings (UK) LLP are organized under the laws of England and Wales. Softbank Vision Fund L.P. is organized under the laws of Jersey. Each of SVF Holdings (Singapore) Pte. Ltd. and SVF XKI Subco (Singapore) Pte. Ltd. is organized under the laws of Singapore.

(d)	Title of Class of Securities:

Class A Ordinary Shares, par value $0.00002 per share (“Class A Ordinary Shares”).

(e)	CUSIP Number:

23292E108

CUSIP No. 23292E108	Schedule 13G	Page 7 of 10

ITEM 3.

Not applicable.

ITEM 4. Ownership.

(a-c)

The ownership information presented below represents beneficial ownership of Class A Ordinary Shares of the Issuer as of December 31, 2021, based upon 1,181,921,441 Class A Ordinary Shares outstanding as of September 30, 2021, as disclosed in the Issuer’s Form 6-K with the Securities and Exchange Commission on December 29, 2021.

Reporting Person	Amount beneficially owned	Percent of class:	Sole power to vote or to direct the vote:	Shared power to vote or to direct the vote:	Sole power to dispose or to direct the disposition of:	Shared power to dispose or to direct the disposition of:
SB Investment Advisers (UK) Limited.	242,115,016	20.5%	242,115,016	0	242,115,016	0
Softbank Vision Fund L.P.	242,115,016	20.5%	242,115,016	0	242,115,016	0
SVF Holdings (UK) LLP	242,115,016	20.5%	242,115,016	0	242,115,016	0
SVF Holdings (Singapore) Pte. Ltd.	242,115,016	20.5%	242,115,016	0	242,115,016	0
SVF XKI Subco (Singapore) Pte. Ltd.	242,115,016	20.5%	242,115,016	0	242,115,016	0

SVF XKI Subco (Singapore) Pte. Ltd. is the record holder of the securities reported herein. Softbank Vision Fund L.P. is the managing member of SVF Holdings (UK) LLP, which is the sole owner of SVF Holdings (Singapore) Pte. Ltd., which in turn is the sole owner of SVF XKI Subco (Singapore) Pte. Ltd.

SBIA UK has been appointed as alternative investment fund manager (“AIFM”) of Softbank Vision Fund L.P. SBIA UK is authorized and regulated by the UK Financial Conduct Authority and is exclusively responsible for making all decisions related to the acquisition, structuring, financing and disposal of Softbank Vision Fund L.P.’s investments. As a result of these relationships, each of the Reporting Persons may be deemed to share beneficial ownership of the securities reported herein.

ITEM 5. Ownership of Five Percent or Less of a Class.

Not applicable.

ITEM 6. Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

CUSIP No. 23292E108	Schedule 13G	Page 8 of 10

ITEM 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not applicable.

ITEM 8.	Identification and Classification of Members of the Group.

Not applicable.

ITEM 9.	Notice of Dissolution of Group.

Not applicable.

ITEM 10.	Certification.

Not applicable.

CUSIP No. 23292E108	Schedule 13G	Page 9 of 10

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 14, 2022

SB Investment Advisers (UK) Limited

By:	/s/ Spencer Collins
Name:	Spencer Collins
Title:	General Counsel

SoftBank Vision Fund LP

By:	SB Investment Advisers (UK) Limited, its Manager

By:	/s/ Spencer Collins
Name:	Spencer Collins
Title:	General Counsel

SVF Holdings (UK) LLP

By:	SB Investment Advisers (UK) Limited, its Manager

By:	/s/ Spencer Collins
Name:	Spencer Collins
Title:	General Counsel

SVF Holdings (Singapore) Pte. Ltd.

By:	SB Investment Advisers (UK) Limited, its Manager

By:	/s/ Rhonda Gornitsky
Name:	Rhonda Gornitsky
Title:	Director

SVF XKI Subco (Singapore) Pte. Ltd.

By:	SB Investment Advisers (UK) Limited, its Manager

By:	/s/ Rhonda Gornitsky
Name:	Rhonda Gornitsky
Title:	Director

CUSIP No. 23292E108	Schedule 13G	Page 10 of 10

LIST OF EXHIBITS

Exhibit No.	Description

99	Joint Filing Agreement.